POLLOCK & KLEIN, LLP
                             ATTORNEYS & COUNSELORS

                            2600 North Military Trail
                                    Suite 270
                            Boca Raton, Florida 33432
                             http://www.npk-law.com

Telephone: 561-997-9920                                        Fax: 561-241-943

Kenneth Pollock
Jeffrey G. Klein


June  17,  2005

Kristina Beshears
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:      Webb Mortgage Depot, Inc.
         Form 8-K
         Filed May 27, 2005
         File No.   333-72376

Dear Ms.  Beshears:

The following responses are provided in response to your comment letter dated June 10, 2005

1. In response to comment one, please be advised that we have filed an amended Form 8-K which indicates that the filing is being made pursuant to Item 4.02(b).

2. In response to comment two, we have amended the filing to indicate that on May 8, 2005, the Company was advised by its independent auditor that the Company can no longer rely on a previously issued audit report This date is the date the Company was advised that disclosures should be made to prevent future reliance on a previously issued audit report or completed interim review. There is a profit and loss effect in 2003 for the common stock, otherwise we have a gross up of assets and liabilities as the amounts are the same.

3. We have filed together with our amended Form 8-K a letter from the Company's independent accountant that confirms their concurrence with the information contained in the amended Form 8-K.

4. Management believes that the statements contained in the Company's Form 10-KSB filed with the Commission with respect to the adequacy of the controls and procedures is accurate as of the filing date. Issues regarding the proper classification of assets were addressed once the Company's independent auditors confirmed title to the property had be transfer with the Company's attorney and computed the outstanding note amount. Likewise, issues regarding the valuation of common stock were recomputed to more accurately reflect the nature of the transaction and the proper valuation as computed under GAAP.

    Finally, I am sending to you together with this letter a statement from Byron Webb, acknowledging the truth and accuracy of the requested information.

         Should you require additional information, please do not hesitate to contact the undersigned.

Sincerely,

/s/Jeffrey Klein

Jeffrey G. Klein

                            Webb Mortgage Depot, Inc.
                               155 Wilson Lake Rd.
                              Mooresville, NC 28117


June  15,  2005

Kristina Beshears
Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

RE:      Webb Mortgage Depot, Inc.
         Form 8-k
         Filed May 27, 2005
         File No.   333-72376

Dear Ms. Beshears;


         This letter is being provided to confirm and acknowledge the following:

         Webb Mortgage Depot, Inc. (the "Company") is responsible for the adequacy and accuracy of the disclosures contained in the Company's filings.

         I understand that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

         I further understand that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/Byron J. Webb

Byron Webb, President